September 15, 2017

Via EDGAR

Securities and Exchange Commission

100 F Street, N. E.

Washington, D. C. 20549

Attn:  Kevin J. Kuhar

Accounting Branch Chief

RE:   UQM Technologies, Inc.

      Form 10-KT for the Transition Period Ended December 31, 2016

      Filed March 31, 2017

      Form 10-Q for the Quarterly Period Ended June 30, 2017

      Filed August 7, 2017

      File No. 001-10869

Ladies and Gentlemen:

The following is submitted in response to your comment letter dated September 7, 2017 (for convenience, we have restated the comments from your letter below, followed by our response):

Form 10-KT for the Transition Period Ended December 31, 2016

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Comment 1.  Clarify the material hurdles that remain before ITL can satisfy its purchase obligations under the supply agreement, the material reasons that these hurdles remain, the nature of any default under the agreement, when any default occurred, and what your remedies are under the agreement. Also, tell us (1) the amount of your disclosed backlog related to ITL and (2) whether non-competition arrangements with China National Heavy Duty Truck Group affect your agreement with ITL.

Response:  The supply agreement with ITL executed in October 2015 specified that during calendar year 2016, ITL was required to test and certify their electric vehicles using UQM’s propulsion systems and that production launch was not expected to occur until calendar year 2017.

In 2016, ITL purchased and paid for ten initial PP135 units and one DT system with transmission for demonstration and prototype development.  ITL built two trucks with the PP135 systems installed and are currently in the testing and analysis stages.  ITL has indicated that they have had several setbacks that have caused significant delays in the launch of the vehicles including transmission supply, technical issues, and other component issues, none of which is in any way related to UQM or its products.

UQM TECHNOLOGIES, INC. 4120 SPECIALTY PLACE, LONGMONT, COLORADO 80504  (303) 682-4900  FAX (303) 682-4901

The primary challenge that ITL has indicated to us that it faces involves finding suitable, qualified transmissions for their applications in China.  UQM electric propulsion systems need to be paired with compatible transmissions.  While many commercial electric vehicles have been manufactured in China, the majority of these vehicles have used direct drive motor systems that do not require a transmission.  Therefore, the availability in China of transmissions suitable for electric drive applications, such as those products produced by UQM, has been limited.  We understand ITL has been working with various transmission companies on the solution, but this issue has led to significant delays in the launch process.  ITL must resolve these transmission compatibility issues, then complete its vehicle testing and certification protocols, and identify qualified customers, before they will be able to satisfy their purchase obligations under the supply agreement.

We do not believe that ITL has defaulted on the supply agreement.  The supply agreement specified that ITL will purchase 3,000 electric drive systems in the first year of production launch.  Because of the delays noted above, the production launch has not yet begun.  Moreover, while the supply agreement anticipates various levels of system units to be purchased over the term of the agreement, these levels are forecasts only and are not guaranteed obligations under the terms of the supply agreement.  There are no contractual remedies for UQM expressly stated in the supply agreement if ITL does not purchase the number of system units anticipated in the agreement, though UQM would have remedies available at law for any material breach of the agreement.

In the Form 10-KT for the transition period ended December 31, 2016, we reported total backlog of $4.9 million.  Included in the amount is $1.2 million related to ITL.  This represents an order received from ITL in December 2016 for 300 units.  Because of the delays noted above, these units have not yet shipped.

There are no non-competition agreements in the Stock Purchase Agreement with China National Heavy Duty Truck Group (“CNHTC”) signed on August 25, 2017 that would affect our business relationship with ITL.  In fact, the alliance with CNHTC should enhance the relationship.  UQM and CNHTC plan to create a joint venture for the purpose of manufacturing UQM electric drive systems in China.  The supply agreement with ITL required that we establish a manufacturing presence in China, and our alliance with CNHTC satisfies this requirement.  The joint venture will produce and can sell electric drive systems to any company in the China commercial electric vehicle market, including ITL, who will be a customer of the joint venture.

Item 8.  Financial Statements and Supplementary Data

Consolidated Statement of Operations, page 27

Comment 2.  We note that you recognized $585,800 for a recovery of impaired assets during the year ended March 31, 2016. Please tell us why you are recognizing a gain and the nature of the assets that resulted in the recovery. Cite the accounting literature upon which you relied and tell us how you applied the literature.

Response:  For the fiscal year ended March 31, 2013, in connection with the bankruptcy of UQM’s customer CODA Automotive, we recorded an accrued vendor liability of $1.1 million under ASC 450-20-25 - “Recognition of a Liability for Loss Contingencies”, in anticipation of estimated settlements with UQM component suppliers for unsatisfied purchase commitments related to the CODA contract.  Included in this total was an accrual of $585,000 for Benchmark Electronics (“Benchmark”) (formerly

UQM TECHNOLOGIES, INC. 4120 SPECIALTY PLACE, LONGMONT, COLORADO 80504  (303) 682-4900  FAX (303) 682-4901

CTS).  Benchmark manufactured and supplied printed circuit boards used in UQM’s electric propulsion systems.

In 2015, Benchmark filed a lawsuit against UQM seeking payment for printed circuit boards manufactured but never delivered to UQM.  In the fiscal year ended March 31, 2016, we negotiated a settlement with Benchmark whereby we would pay Benchmark $400,000 in exchange for the delivery of the printed circuit boards.  As a result of this settlement, we purchased inventory at or below the vendor’s market price and reversed the Benchmark estimated accrual of $585,000 originally recorded three years earlier.  The reversal of the estimated accrual resulted in a gain in our financial statements for the period ended March 31, 2016.

Form 10-Q for Quarterly Period Ended June 30, 2017

Note (7) Inventories, page 8

Comment 3.  We note that you recovered $57,394 of the inventory reserve during the six months ended June 30, 2017.  Describe to us the circumstances related to that recovery and tell us whether this represents a mark-up of previously impaired inventory.  Explain to us how your accounting for inventory impairment complies with ASC 330-10-35-14 and SAB Topic 5BB.

Response:  In the transitional nine month period ended December 31, 2016, we recorded a reserve for slow moving inventory of $7.2 million, which consisted of $6.8 million for PP100/135 inventory and approximately $0.4 million for inventory related to DC-to-DC converters, PP218 and PP286 components, and explosion-proof motor and controller components.  The reserve was valued at the lower of cost or net realizable value.  These inventory items were considered slow moving according to our criteria, including such factors as passage of time, changing market conditions, and the slow pace of customer orders.

In the six month period ended June 30, 2017, we sold $57,394 of inventory that was previously reserved as discussed in the preceding paragraph.  As this inventory was reserved as of the end of the transitional nine month period ended December 31, 2016, based on the guidance of ASC 330-10-35-14 - “Inventory: New Cost Basis” and SAB Topic 5BB - “Inventory Valuation Allowances”, there was no net cost basis in the inventory that was sold.  As a result of the transactions, there was no adjustment to the inventory cost basis.

We acknowledge that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me if you have any questions or would like to discuss our response.

Very truly yours,

UQM Technologies, Inc.

/s/DAVID I. ROSENTHAL

David I. Rosenthal

Treasurer and Chief Financial Officer

UQM TECHNOLOGIES, INC. 4120 SPECIALTY PLACE, LONGMONT, COLORADO 80504  (303) 682-4900  FAX (303) 682-4901